

April 13, 2026

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp
5818 El Camino Real
Carlsbad, California 92008

Re: Aptera Motors Corp
Registration Statement on Form S-1
Filed on April 9, 2026
File No. 333-294942

Dear Chris Anthony:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing